</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 15)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                May 19, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474


8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     438,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     438,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     438,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund ("Wintergreen Partners") and (iii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners and other investment vehicles. (Each of Wintergreen Fund, Wintergreen Partners and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at
Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 438,240 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $95.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On May 19, 2008, Wintergreen delivered a letter (the "May 19 Letter") to the Secretary of the Issuer nominating Dianne Neal for membership on the Board of Directors. A copy of the May 19 Letter is attached hereto as Exhibit B and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 438,240 Shares (1), constituting 7.7% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 438,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 438,240 Shares.

(1) Wintergreen Partners has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to the Secretary of the Issuer dated May 19, 2008

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________


Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
May 20, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No 15 to Schedule 13D dated May 20, 2008, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

May 20, 2008

                                                                  Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046


Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
1530 Cornerstone Blvd., Suite 100
Daytona Beach, FL
32117-0809


May 19, 2008


Dear Ms. Crisp:

In response to the letter from the Corporate Governance Committee of Consolidated-Tomoka Land Co (the "Company") dated May 1, 2008, Wintergreen Advisers, LLC, a Delaware limited liability company (the "Adviser"), hereby nominates Dianne Neal as a candidate for membership on the Board of Directors (the "Board") to fill the vacancy created by the retirement of Bob D. Allen from the Board. The Adviser is also submitting Frank O'Connor and Maryanne Connors Brennan as substitute candidates to fill the foregoing vacancy, in the event Ms. Neal's candidacy is unsuccessful for any reason, and for future vacancies.

In accordance with the instructions provided in the Company's Proxy Statement filed on March 20, 2008, we hereby submit the following information:

Recommending Shareholder Information

The name and address of the Adviser is Wintergreen Advisers, LLC, 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The telephone number of the Adviser is (973) 263-2600. As of the date of this letter, Wintergreen Advisers, LLC may be deemed to beneficially own 1,481,474 shares of common stock, par value $1.00 per share ("Common Stock"), of Consolidated-Tomoka Land Co. (the "Company"), which constitutes 25.9% of the Common Stock. The undersigned, David
J. Winters, is the Managing Member and CEO of the Adviser. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.9% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional shares of Common Stock of the Company (the Fund, the other investment vehicles and the Adviser shall be referred to collectively herein as "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Common Stock of the Company since May 2006. Wintergreen has a good faith intention to continue to hold the Common Stock through the date of the Company's next annual meeting.

Shareholder Statement Supporting Nomination

Wintergreen believes that each of the nominees exceeds the minimum qualification set by the Company's Corporate Governance Committee. Ms. Neal has 20 years of experience providing financial and business leadership as chief financial officer of a multi-billion dollar consumer products company. Mr. O'Connor has over 20 years of experience in measuring, monitoring and managing credit, compliance, regulatory, operational and fiduciary risk. Ms. Brennan has extensive experience in land use, zoning and planning board matters, as well as negotiating and enforcing commercial leases. In Wintergreen's view, each of the nominees, if elected, would represent all the shareholders and will not serve the purpose of advancing or favoring any particular shareholder or other constituency of the Company.

Nominee Information

Name                      Business Experience
Dianne M. Neal            Ms. Neal was formerly the Executive Vice President and
                          Chief Financial Officer of Reynolds American Inc.  Ms.
                          Neal joined  Reynolds Tobacco  in 1988 and retired  in
                          2008.   She became  Executive Vice President  of  R.J.
                          Reynolds  Tobacco  Holdings,  Inc. and  R.J.  Reynolds
                          Tobacco Company  in  July 2003.   On  the creation  of
                          Reynolds  American  Inc.,   Ms.  Neal  was  named  the
                          Executive Vice President  and  Chief Financial Officer
                          of  Reynolds American Inc.  in August 2004.   Prior to
                          July 2003,  she served as  Vice President  of Investor
                          Relations of  Reynolds American Inc.,  a position  she
                          began  in  June 1999.   Ms. Neal  holds  a  Masters of
                          Business Administration and a Bachelor of Science in Accounting, both from the Bryan School of Business at University of North Carolina at Greensboro.

Francis G. O'Connor       Mr. O'Connor  established  Putnam Consultants,  LLC in
                          2005.   In this role,  he assists bank clients  with a
                          broad range of projects  involving banking systems and
                          risk management.   From May, 1995 to August, 2005, Mr.
                          O'Connor  held several positions  with JP Morgan Chase
                          Bank,  N.A. most  recently  as a  Credit Executive  in
                          Investor Services.   Prior to May, 1995,  he worked in
                          the Bank Supervision Group of the Federal Reserve Bank of New York. Mr. O'Connor holds an MBA in Management/
                          International Business and a BS in Finance, both from the NYU Stern School of Business.

Name                      Business Experience
MaryAnne Connors Brennan  Ms.  Brennan  is  a  member  of  the  New  Jersey  Bar
                          Association  and is a practicing attorney specializing
                          in commercial  and residential real estate development
                          and  transactions.   Ms. Brennan  started her  own law
                          practice in 2000.  Prior to 2000, she was a partner in
                          the law firm  of  Muti & Brennan.   Ms. Brennan earned
                          her Juris Doctor  from University of Denver College of
                          Law and her Bachelors Degree from College of William and Mary.

1) Each nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected. The nominee consents will be provided upon request.

2) None of the nominees is party to any material proceeding adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

3) None of the nominees has a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) Ms. Neal  is a member  of the  board of directors  of  LandAmerica  Financial
Group, Inc., Metavante Technologies, Inc. and the Reynolda House Museum of American Art. None of the other nominees serve as directors of any other company.

5) (a) None of the nominees has in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of a nominee, (ii) any partnership in which a nominee was general partner, or (iii) any business or corporation for which a nominee was an executive officer in at or within two years before the time of such filing.

(b) None of the nominees has in the last five years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

(c) None of the nominees has in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading

Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d) None of the nominees has in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and

(e) None of the nominees was in the last five years, found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

(f) None of the nominees was in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6) None of the nominees or their related persons has a direct or indirect interest in any transaction since the beginning of the Company's last fiscal year or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000.

7) None of the nominees may be deemed to beneficially own any shares of the Company.

8) There are  no relationships  between any of the nominees  or  their immediate
families and  Wintergreen.   There are no agreements  or  understandings between
Wintergreen and any of the nominees regarding this nomination.

9) All of the nominees have indicated their availability in respect of the meetings of the Board that have been scheduled for calendar year 2008.

The information included in this letter represents Wintergreen's best knowledge as of the date hereof. Wintergreen reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Wintergreen does not commit to update any information which may change from and after the date hereof. We request that the Company hold the nonpublic information of the nominees (such as their contact information) in confidence and use its best efforts protect the information in confidence.

Please be advised that neither the delivery of this letter nor the delivery of additional information, if any, provided by or on behalf of Wintergreen or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by Wintergreen or any of its affiliates that this letter or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by Wintergreen or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this letter to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004.


Sincerely yours,

/s/ David J. Winters

David J. Winters, CEO
Wintergreen Advisers, LLC


NOTE All personal information on the candidates has been removed from this letter

</SEC-DOCUMENT>
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